EXHIBIT 99.1

THE PURCHASED SHARES OFFERED HEREBY ARE BEING SOLD PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT ON FORM F-3 FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THE WARRANTS AND THE WARRANT SHARES (ISSUABLE UPON EXERCISE THEREOF) BEING OFFERED HEREBY HAVE NOT BEEN AND ARE NOT BEING REGISTERED UNDER THE SECURITIES ACT OR ANY U.S. STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN AN OFFSHORE TRANSACTION TO PERSONS WHO ARE NOT U.S. PERSONS PURSUANT TO REGULATION S UNDER THE SECURITIES ACT. THE WARRANTS AND WARRANT SHARES MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OR TO U.S. PERSONS EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S UNDER THE SECURITIES ACT, PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN EACH CASE ONLY IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

SECURITIES PURCHASE AGREEMENT

SECURITIES PURCHASE AGREEMENT (this “Agreement”) is entered into and made effective as of March 31, 2026 by and among Tantech Holdings Ltd, a company incorporated under the laws of the British Virgin Islands (collectively with its subsidiaries, the “Company”), and the investors listed on the Schedule of Buyers attached hereto (individually, a “Buyer” and collectively, the “Buyers”).

WHEREAS:

A. The Company and each Buyer is executing and delivering this Agreement in reliance upon: (i) with respect to the Purchased Shares, the effective registration statement on Form F-3 (File No. 333-274274) (the “Registration Statement”) filed by the Company with the SEC under the Securities Act of 1933, as amended (the “1933 Act”), and the prospectus supplement relating thereto (the “Prospectus Supplement”); and (ii) with respect to the Warrants and the Warrant Shares issuable upon exercise thereof, the exemption from securities registration afforded by Regulation S (“Regulation S”) as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the 1933 Act. The offer and sale of the Warrants is being made in an “offshore transaction” (as defined in Regulation S) and no “directed selling efforts” (as defined in Regulation S) have been or will be made in the United States in connection therewith.

B. Each Buyer wishes to purchase from the Company, and the Company wishes to issue and sell to each Buyer, upon the terms and conditions stated in this Agreement, an aggregate number of units consisting of: (i) the aggregate number of the Company’s Class A Common Shares, no par value per share (the “Class A Common Shares”), set forth opposite such Buyer’s name in column (3) on the Schedule of Buyers (which shall collectively be referred to herein as the “Purchased Shares”) and/or pre-funded warrants (the “Pre-Funded Warrants”), to purchase that number of Class A Common Shares set forth opposite such Buyer’s name in column (6) on the Schedule of Buyers (the Class A Common Shares underlying the Pre-Funded Warrants, collectively, the “Pre-Funded Warrant Shares”), at an exercise price equal to $0.0001 per Pre-Funded Warrant Share; which aggregate amount for all Buyers together of Purchased Shares and Pre-Funded Warrant Shares shall be 7,166,671 shares, (ii) warrants, in substantially the form attached hereto as Exhibit A (the “Series E Warrants”), to purchase up to that number of Class A Common Shares set forth opposite such Buyer’s name in column (4) on the Schedule of Buyers (the Class A Common Shares underlying the Series E Warrants, the “Series E Warrant Shares”) at an exercise price equal to $0.30 per each Series E Warrant Share, and (iii) warrants, in substantially the form attached hereto as Exhibit B (the “Series F Warrants,” and together with the Pre-Funded Warrants and Series E Warrants, the “Warrants”), to purchase up to that number of Class A Common Shares set forth opposite such Buyer’s name in column (5) on the Schedule of Buyers (the Class A Common Shares underlying the Series F Warrants, the “Series F Warrant Shares,” and together with Pre-Funded Warrant Shares and Series E Warrant Shares, the “Warrant Shares”) at an exercise price equal to $0.35 per each Series F Warrant Share. The Purchased Shares, the Warrants and the Warrant Shares collectively are referred to herein as the “Securities.”

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C. Contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Registration Rights Agreement, in substantially the form attached hereto as Exhibit C (the “Registration Rights Agreement”), pursuant to which the Company has agreed to provide certain registration rights with respect to the Registrable Securities (as defined in the Registration Rights Agreement) under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws.

NOW, THEREFORE, in consideration of the foregoing and of the agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and each Buyer hereby agree as follows:

1. PURCHASE AND SALE OF SECURITIES.

(a) Purchase of Purchased Shares and Warrants. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6 and 7 below, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on the Closing Date (as defined below), (w) the number of Purchased Shares as is set forth opposite such Buyer’s name in column (3) on the Schedule of Buyers, along with (x) Series E Warrants to acquire up to that number of Series E Warrant Shares as is set forth opposite such Buyer’s name in column (4) on the Schedule of Buyers, (y) Series F Warrants to acquire up to that number of Series F Warrant Shares as is set forth opposite such Buyer’s name in column (5) on the Schedule of Buyers, and (z) Pre-Funded Warrants to acquire up to that number of Pre-Funded Warrant Shares as is set forth opposite such Buyer’s name in column (6) on the Schedule of Buyers (the “Closing”). Notwithstanding anything herein to the contrary, in no event will any Buyer’s voting rights in the Company or ownership of the Company’s issued share capital exceed 4.99% (or 9.99% at such Buyer’s election) of the number of Class A Common Shares outstanding immediately after giving effect to the issuance of the Securities on the Closing Date, and such Buyer shall purchase Pre-Funded Warrants in lieu of the Purchased Shares, as set forth opposite such Buyer’s name in column (6) on the Schedule of Buyers.

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(b) Closing. The date and time of the Closing (the “Closing Date”) shall take place remotely via the exchange of documents and signatures, on the date hereof (or such other date and time as is mutually agreed to by the Company and each Buyer) after notification of satisfaction (or waiver) of the conditions to the Closing set forth in Sections 6 and 7 below.

(c) Purchase Price. The purchase price for the Purchased Shares and the related Warrants to be purchased by each Buyer at the Closing shall be the amount set forth opposite such Buyer’s name in column (7) of the Schedule of Buyers (the “Purchase Price”), which shall be equal to (i) the amount of $0.30 per Purchased Share and related Warrants and (ii) the amount of $0.2999 per Pre-Funded Warrant and related Warrants.

(d) Form of Payment. On the Closing Date, (i) each Buyer shall pay its respective Purchase Price to the Company for the Purchased Shares and the Warrants to be issued and sold to such Buyer at the Closing by, at each Buyer’s sole election, wire transfer of immediately available funds or transfer of the Non-Cash Amount (as defined herein) (or a combination thereof), in accordance with the Company’s written instructions; and (ii) the Company shall deliver to each Buyer (w) a book entry statement, evidencing the number of Purchased Shares such Buyer is purchasing as is set forth opposite such Buyer’s name in column (3) of the Schedule of Buyers, (x) a Series E Warrant exercisable for such number of Series E Warrant Shares as is set forth opposite such Buyer’s name in column (4) of the Schedule of Buyers, (y) a Series F Warrant exercisable for such number of Series F Warrant Shares as is set forth opposite such Buyer’s name in column (5) of the Schedule of Buyers, and (z) a Pre-Funded Warrant pursuant to which such Buyer shall have the right to acquire such number of Pre-Funded Warrant Shares as is set forth opposite such Buyer’s name in column (6) of the Schedule of Buyers, in each case duly executed on behalf of the Company and registered in the name of such Buyer or its designee.

If a Buyer elects to pay all or a portion of the Purchase Price in Tether (“USDT”), then the value of USDT shall be treated as functionally equivalent to U.S. dollars, with a fixed exchange rate of 1.00 USDT to $1.00. In respect of such Buyer, the portion of the Purchase Price to be paid in USDT shall be referred to as the “Non-Cash Amount.”

2. BUYER’S REPRESENTATIONS AND WARRANTIES. Each Buyer, severally and not jointly, represents and warrants with respect to only itself to the Company that:

(a) No Public Sale or Distribution. Such Buyer acknowledges that the Purchased Shares are being sold pursuant to an effective Registration Statement and, upon issuance, will be freely transferable without restriction. With respect to the Warrants and the Warrant Shares issuable upon exercise of the Warrants (other than pursuant to a Cashless Exercise (as defined in the Warrants)), such Buyer is acquiring such securities as principal for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws, except pursuant to sales made in compliance with Regulation S or other exemptions under the 1933 Act; provided, however, that by making the representations herein, such Buyer does not agree, or make any representation or warranty, to hold any of the Warrants or Warrant Shares for any minimum or other specific term and reserves the right to dispose of the Warrants or Warrant Shares at any time in accordance with or pursuant to a registration statement, in compliance with Regulation S, or pursuant to an exemption under the 1933 Act. Such Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities in violation of applicable securities laws. As used herein, “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and any governmental entity or any department or agency thereof.

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(b) Non-U.S. Person; Regulation S Exemption. Such Buyer acknowledges that the Warrants and Warrant Shares are being offered and sold in reliance on an exemption from the registration requirements of United States federal and state securities laws under Regulation S promulgated under the Securities Act and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the applicability of such exemption and the suitability of such Buyer to acquire the Warrants and Warrant Shares. Such Buyer further acknowledges that the Purchased Shares are being sold pursuant to an effective Registration Statement and are not subject to the resale restrictions of Regulation S. In this regard, with respect to the Warrants and Warrant Shares, such Buyer represents, warrants and agrees that:

(i) Such Buyer is not a “U.S. Person” and is not an affiliate (as defined in Rule 501(b) under the Securities Act) of the Company and is not acquiring the Warrants or Warrant Shares for the account or benefit of a U.S. Person. As used herein, “U.S. Person” means any one of the following: (A) any natural person resident in the United States of America; (B) any partnership, limited liability company, corporation or other entity organized or incorporated under the laws of the United States of America; (C) any estate of which any executor or administrator is a U.S. Person; (D) any trust of which any trustee is a U.S. Person; (E) any agency or branch of a foreign entity located in the United States of America; (F) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person; (G) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States of America; and (H) any partnership, company, corporation or other entity if: (1) organized or incorporated under the laws of any foreign jurisdiction; and (2) formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) under the Securities Act) who are not natural persons, estates or trusts.

(ii) At the time of the origination of contact concerning this Agreement and the date of the execution and delivery of this Agreement, such Buyer was outside of the United States.

(iii) Such Buyer agrees that it will not offer, sell or otherwise transfer any of the Warrants or Warrant Shares, nor engage in hedging transactions involving such securities unless in compliance with the Securities Act, on or prior to the later of: (A) the date that is six months after the later of (1) the Closing Date and (2) the date of original issuance of the Warrants; and (B) such later date, if any, as may be required by applicable law; except in the following circumstances: (a) to the Company; (b) pursuant to a registration statement that has been declared effective under the Securities Act; (c) to a person such Buyer reasonably believes is a “qualified institutional buyer” as defined in Rule 144A under the Securities Act, purchasing for its own account or for the account of another qualified institutional buyer, provided that (1) the Warrants are eligible for resale pursuant to Rule 144A, and (2) notice is given to such buyer that the transfer is being made in reliance on Rule 144A; (d) pursuant to offers and sales that comply with Regulation S under the Securities Act to persons who are not “U.S. Persons” as defined in Regulation S; (e) pursuant to Rule 144 under the Securities Act; or (f) pursuant to any other available exemption from the registration requirements of the Securities Act; and such Buyer agrees to provide each transferee of such securities with written notice substantially to the effect of this paragraph (iii).

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(iv) Such Buyer acknowledges that the Warrants and Warrant Shares are “restricted securities” as defined in Rule 144 under the Securities Act and subject to resale restrictions during the period set forth in Rule 144. Such Buyer will, after expiration of the applicable restricted period, offer, sell, pledge or otherwise transfer the Warrants and Warrant Shares only pursuant to registration under the Securities Act or an available exemption therefrom and in accordance with all applicable state and foreign securities laws.

(v) Such Buyer was not, while in the United States, engaged in, and prior to the expiration of the applicable restricted period will not engage in, any short selling of or any hedging transaction with respect to the Warrants, including without limitation, any put, call or other option transaction, option writing or equity swap.

(vi) Neither such Buyer nor any person acting on its behalf has engaged, nor will engage, in any directed selling efforts to a U.S. Person with respect to the Warrants, and such Buyer and any person acting on its behalf have complied and will comply with the “offering restrictions” requirements of Regulation S under the Securities Act.

(vii) The transactions contemplated by this Agreement have not been pre-arranged with a Buyer located in the United States or with a U.S. Person, and are not part of a plan or scheme to evade the registration requirements of the Securities Act.

(viii) Neither such Buyer nor any person acting on its behalf has undertaken or carried out any activity for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States, its territories or possessions, for any of the Warrants. Such Buyer agrees not to cause any advertisement of the Warrants to be published in any newspaper or periodical or posted in any public place and not to issue any circular relating to the Warrants, except such advertisements that include the statements required by Regulation S under the Securities Act, are made only offshore and not in the U.S. or its territories, and are made only in compliance with all applicable local securities laws.

(ix) Such Buyer has carefully reviewed and completed the investor questionnaire annexed hereto as Exhibit E.

(c) Reliance on Exemptions. Such Buyer understands that the Warrants and Warrant Shares are being offered and sold to it in reliance on a specific exemption from the registration requirements of United States federal and state securities laws, namely Regulation S promulgated under the 1933 Act, and that the Company is relying in part upon the truth and accuracy of, and such Buyer’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemption and the eligibility of such Buyer to acquire the Warrants and Warrant Shares. Such Buyer further understands and acknowledges that the Purchased Shares are being sold pursuant to the Registration Statement and are not subject to any exemption from registration.

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(d) No General Solicitation; No Directed Selling Efforts. Such Buyer is not subscribing for the Warrants as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio or via the Internet, or presented at any seminar or meeting, or any other general solicitation or general advertisement. Such Buyer has not acquired the Warrants as a result of, and will not itself engage in, any “directed selling efforts” (as defined in Regulation S) in the United States in respect of any of the Warrants which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of any of the Warrants; provided, however, that such Buyer may sell or otherwise dispose of any of the Warrants or Warrant Shares pursuant to registration of any of the Warrant Shares pursuant to the Securities Act and any applicable state securities laws or under an exemption from such registration requirements and as otherwise provided herein.

(e) Information. Such Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities that have been requested by such Buyer. Such Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company regarding its business and affairs. For the avoidance of doubt, other than knowledge of the transactions contemplated by this Agreement, the Company has not disclosed to the Buyer any material nonpublic information regarding the Company or otherwise and agrees that it will not disclose such information unless such information is disclosed to the public prior to or promptly following such disclosure to the Buyer. Such Buyer understands that its investment in the Securities involves a high degree of risk. Such Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

(f) Residence. Such Buyer is presently a bona fide resident or entity organized under the laws of the country represented on the Schedule of Buyers and has no present intention of becoming a resident of the United States. The address set forth on the Schedule of Buyers is such Buyer’s true and correct residential or registered business address.

(g) Economic Considerations. Such Buyer is not relying on the Company, or its affiliates or agents with respect to the economic, tax, legal, or other considerations involved in this investment. Such Buyer has relied solely on its own advisors, including legal, tax, and financial advisors, in evaluating the merits and risks of this investment.

(h) No Governmental Review. Such Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

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(i) Transfer or Resale. Such Buyer understands that: (i) the Purchased Shares have been registered under the 1933 Act pursuant to the Registration Statement and are freely transferable upon issuance without restriction; and (ii) except as provided in the Registration Rights Agreement and Section 4(h) hereof, the Warrants and the Warrant Shares have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) in compliance with Regulation S, (B) subsequently registered under the 1933 Act, (C) such Buyer shall have delivered to the Company (if requested by the Company) an opinion of counsel, in a generally acceptable form, to the effect that such Warrants or Warrant Shares to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (D) such Buyer provides the Company with reasonable assurance that such Warrants or Warrant Shares can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the 1933 Act, as amended (or a successor rule thereto) (collectively, “Rule 144”); (iii) any sale of the Warrants or Warrant Shares made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Warrants or Warrant Shares under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iv) neither the Company nor any other Person is under any obligation to register the Warrants or the Warrant Shares under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder (other than pursuant to the Registration Rights Agreement). Notwithstanding the foregoing, the Warrants and Warrant Shares may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by such securities and such pledge of Warrants or Warrant Shares shall not be deemed to be a transfer, sale or assignment of such securities hereunder, and no Buyer effecting a pledge of Warrants or Warrant Shares shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document (as defined in Section 3(b)), including, without limitation, this Section 2(i).

(j) Legends. Such Buyer understands that the Warrants and, until such time as the resale of the Warrant Shares have been registered under the 1933 Act as contemplated by the Registration Rights Agreement, the certificates or book-entry statements representing the Warrant Shares, except as set forth below, shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such securities). For the avoidance of doubt, the Purchased Shares, having been issued pursuant to an effective Registration Statement, shall be issued without any restrictive legend and shall be freely transferable upon issuance.

[THE WARRANTS (AND THE CLASS A COMMON SHARES ISSUABLE UPON EXERCISE THEREOF) REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR ANY STATE SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF TANTECH HOLDINGS LTD (THE “COMPANY”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT AND IN COMPLIANCE WITH ANY APPLICABLE LOCAL SECURITIES LAWS AND REGULATIONS, (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH ANY APPLICABLE LOCAL SECURITIES LAWS AND REGULATIONS, (D) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (E) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF (C), (D) OR (E), THE HOLDER HAS DELIVERED TO THE COMPANY AND THE TRANSFER AGENT AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY AND THE TRANSFER AGENT TO SUCH EFFECT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES ARE PROHIBITED EXCEPT IN COMPLIANCE WITH THE 1933 ACT.]

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The legend set forth above shall be removed and the Company shall issue a certificate or book entry statement without such legend to the holder of the Securities upon which it is stamped or issue to such holder by electronic delivery at the applicable balance account at The Depository Trust Company (“DTC”), if (i) such Securities are registered for resale under the 1933 Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with an opinion of counsel, in a generally acceptable form, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, or (iii) the Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A. The Company shall be responsible for the fees of its transfer agent and all DTC fees associated with such issuance. If the Company shall fail to cause the transfer agent to issue to the holder of the Securities within two (2) Trading Days (as defined in the Warrants) after the occurrence of any of (i) through (iii) above, a certificate without such legend to such holder or to issue such Securities to such holder by electronic delivery at the applicable balance account at DTC, and if on or after such Trading Day the holder purchases (in an open market transaction or otherwise) Class A Common Shares to deliver in satisfaction of a sale by the holder of such Securities that the holder anticipated receiving without legend from the Company, then the Company shall promptly honor its obligation to deliver to the holder such unlegended Securities as provided above and pay cash to the holder in the amount, if any, by which (x) the holder’s total purchase price (including brokerage commissions, if any) for the Class A Common Shares so purchased exceeds (y) the amount obtained by multiplying (1) such number of Class A Common Shares, times (2) the price at which the sell order giving rise to such purchase obligation was executed. The Company shall be responsible for the fees of its transfer agent and all DTC fees associated with such issuance.

The Company shall refuse to register any transfer of the Securities not made (i) in accordance with the provisions of Regulation S, (ii) pursuant to an effective registration statement filed under the 1933 Act, (iii) pursuant to Rule 144 under the 1933 Act (if available), or (iv) pursuant to another available exemption from the registration requirements of the 1933 Act, in each case upon receipt of such certifications, legal opinions, or other evidence as the Company may reasonably require to confirm compliance with applicable securities laws.

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(k) Validity; Enforcement. Each Buyer is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. This Agreement and the Registration Rights Agreement have been duly and validly authorized, executed and delivered on behalf of such Buyer and shall constitute the legal, valid and binding obligations of such Buyer enforceable against such Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(l) No Conflicts. The execution, delivery and performance by such Buyer of this Agreement and the Registration Rights Agreement and the consummation by such Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Buyer to perform its obligations hereunder.

(m) Compliance with Anti-Money Laundering Laws. The operations of each Buyer and any affiliate of such Buyer are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and all other applicable U.S. and non-U.S. anti-money laundering laws, rules and regulations, including, but not limited to, those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the United States Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, and the United States Money Laundering Control Act of 1986 (18 U.S.C. §§1956 and 1957), as amended, as well as the implementing rules and regulations promulgated thereunder, and the applicable money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency or self-regulatory body (collectively, the “Anti-Money Laundering Laws”). No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving such Buyer or any affiliate of such Buyer with respect to the Anti-Money Laundering Laws is pending or threatened.

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(n) No Conflicts with Sanctions Laws. Neither such Buyer nor any of its affiliates, nor any employee, agent or other person associated with or acting on behalf of such Buyer or any affiliates of such Buyer is, or is directly or indirectly owned or controlled by, a Person that is currently the subject or the target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Departments of State or Commerce and including, without limitation, the designation as a “Specially Designated National” or on the “Sectoral Sanctions Identifications List”, collectively “Blocked Persons”), the United Nations Security Council, the European Union, His Majesty’s Treasury or any other relevant sanctions authority (collectively, “Sanctions Laws”); neither such Buyer, any of its affiliates, nor any employee, agent or other person associated with or acting on behalf of such Buyer or any of its affiliates, is located, organized or resident in a country or territory that is the subject or target of a comprehensive embargo or Sanctions Laws prohibiting trade with the country or territory (each, a “Sanctioned Country”); such Buyer maintains in effect and enforces policies and procedures designed to ensure compliance by such Buyer and its affiliates with applicable Sanctions Laws; neither such Buyer, any of its affiliates, nor any employee, agent or other person associated with or acting on behalf of such Buyer or any of its affiliates, acting in any capacity in connection with the operations of such Buyer, conducts any business with or for the benefit of any Blocked Person or engages in making or receiving any contribution of funds, goods or services to, from or for the benefit of any Blocked Person, or deals in, or otherwise engages in any transaction relating to, any property or interests in property blocked or subject to blocking pursuant to any applicable Sanctions Laws; no action of such Buyer or any of its affiliates in connection with (i) the execution, delivery and performance of this Agreement and the other Transaction Documents, (ii) the purchase of the Securities, or (iii) the consummation of any other transaction contemplated hereby or by the other Transaction Documents or the fulfillment of the terms hereof or thereof, will result in the proceeds of the transactions contemplated hereby and by the other Transaction Documents being used, or loaned, contributed or otherwise made available, directly or indirectly, from any affiliate, joint venture partner or other person or entity, for the purpose of (i) unlawfully facilitating any activities of or business with any person that, at the time of such facilitation, is the subject or target of Sanctions Laws, (ii) unlawfully facilitating any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as advisor, investor or otherwise) of Sanctions Laws. For the past five (5) years, such Buyer and its affiliates have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions Laws or with any Sanctioned Country.

(o) Experience of Such Buyer. Such Buyer, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. Such Buyer is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

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(p) If a Buyer is paying all or part of the Purchase Price in Tether (“USDT”), (i) such Buyer has all rights, title and interest in and to the USDT, to be contributed by it to the Company pursuant to this Agreement, (ii) such USDT is held in a digital wallet held or operated by or on behalf of the Buyer at or by an appropriately regulated custodian and/or in accordance with industry-standard security practices (the “Buyer Digital Wallet”), and neither such USDT, nor such Buyer Digital Wallet is subject to any liens, encumbrances or other restrictions, (iii) Buyer has taken commercially reasonable steps to protect its Buyer Digital Wallet and such USDT, and (iv) such Buyer has the exclusive ability to control such Buyer Digital Wallet, including by use of “private keys” or other equivalent means or through custody arrangements or other equivalent means.

(q) Regulation S Compliance. Any resale of the Warrants or Warrant Shares during the “distribution compliance period” as defined in Rule 902(f) of Regulation S shall only be made in compliance with exemptions from registration afforded by Regulation S. Further, any such sale of the Warrants or Warrant Shares in any jurisdiction outside of the United States will be made in compliance with the securities laws of such jurisdiction. Such Buyer will not offer to sell or sell the Warrants or Warrant Shares in any jurisdiction unless such Buyer obtains all required consents, if any.

(r) No Short Sales. Such Buyer has not, directly or indirectly, nor has any person acting on behalf of or pursuant to any understanding with such Buyer, engaged in any transactions in the securities of the Company (including, without limitation, any short sales involving the Company’s securities) since the time that such Buyer was first contacted by the Company regarding the investment contemplated by this Agreement. Such Buyer covenants that neither it nor any person acting on its behalf or pursuant to any understanding with it will engage in any transactions in the securities of the Company (including short sales) from the execution of this Agreement until the time that the transactions contemplated by this Agreement are publicly disclosed.

(s) Reliance on Representations. Such Buyer acknowledges that the Company is entitled to rely on the representations and warranties of such Buyer set forth in this Agreement and will hold the Company harmless for any loss or damage that the Company may suffer as a result of any such representations or warranties not being true and correct.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to each of the Buyers that, as of the date hereof and as of the Closing Date:

(a) Organization and Qualification. Each of the Company and each of its “Subsidiaries” (which for purposes of this Agreement means any entity in which the Company, directly or indirectly, owns a controlling interest in any of the capital stock or holds an equity or similar interest) are entities duly organized and validly existing and in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authorization to own their properties and to carry on their business as now being conducted and as presently proposed to be conducted. Each of the Company and each of its Subsidiaries is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect. As used in this Agreement, “Material Adverse Effect” means any material adverse effect on the business, properties, assets, liabilities, operations, results of operations, condition (financial or otherwise) or prospects of the Company and its Subsidiaries, individually or taken as a whole, or on the transactions contemplated hereby or in any of the other Transaction Documents or any other agreements or instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Company or any of its Subsidiaries to perform any of their respective obligations under any of the Transaction Documents (as defined below). All Subsidiaries of the Company are disclosed in the SEC Documents (as defined below) except as set forth in Schedule 3(a). The outstanding shares of capital stock of each of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Company or another Subsidiary free and clear of all liens, encumbrances and equities and claims; and no options, warrants or other rights to purchase, agreements or other obligations to issue or other rights to convert any obligations into shares of capital stock or ownership interests in the Subsidiaries are outstanding.

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(b) Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, the Warrants, the Registration Rights Agreement, the Irrevocable Transfer Agent Instructions (as defined in Section 5(b)), and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by this Agreement (collectively, the “Transaction Documents”) and to issue the Securities in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Purchased Shares and the Warrants and the issuance of the Warrant Shares issuable upon exercise of the Warrants have been duly authorized by the Company’s Board of Directors and (other than (i) the filing of the Prospectus Supplement with the SEC pursuant to Rule 424(b) under the 1933 Act in connection with the offer and sale of the Purchased Shares pursuant to the Registration Statement, (ii) the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement with respect to the Warrant Shares, and (iii) such other filings as may be required by applicable securities laws and submission of a listing application with Nasdaq if applicable) no further filing, consent or authorization is required by the Company, its Board of Directors or its shareholders. This Agreement and the other Transaction Documents have been duly executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(c) Issuance of Securities. The issuance of the Securities has been duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents: (i) the Purchased Shares shall be validly issued pursuant to the Registration Statement and the Prospectus Supplement and free from all preemptive or similar rights (except for those which have been validly waived prior to the date hereof), taxes, liens and charges and other encumbrances with respect to the issue thereof and will be fully paid and nonassessable with the holders being entitled to all rights accorded to a holder of Class A Common Shares; and (ii) the Warrants shall be validly issued and free from all preemptive or similar rights (except for those which have been validly waived prior to the date hereof), taxes, liens and charges and other encumbrances with respect to the issue thereof. As of the Closing Date, a number of Class A Common Shares shall have been duly authorized for issuance which equals at least the sum of (i) the maximum number of Class A Common Shares issuable upon exercise of the Series E Warrants, (ii) the maximum number of Class A Common Shares issuable upon exercise of the Series F Warrants, and (iii) the maximum number of Class A Common Shares issuable upon exercise of the Pre-Funded Warrants, in each case, without giving effect to any limitation on exercise set forth therein (as adjusted for share splits, share dividends, recapitalizations, reorganizations, reclassification, combinations, reverse stock splits or other similar events occurring after the date hereof). Upon exercise of the Warrants in accordance with the Warrants and receipt of the exercise price thereunder, the Warrant Shares when issued will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens, charges and other encumbrances with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Class A Common Shares. Assuming the accuracy of each of the representations and warranties set forth in Section 2 of this Agreement, the offer and issuance by the Company of the Warrants and Warrant Shares is exempt from registration under the 1933 Act pursuant to Regulation S. The offer and sale of the Purchased Shares is being made pursuant to the Registration Statement and the Prospectus Supplement, each of which complied and will comply in all material respects with the applicable requirements of the 1933 Act as of the respective dates thereof.

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(d) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Purchased Shares and the Warrants and reservation for issuance and issuance of the Warrant Shares) will not (i) conflict with or result in a violation of the Amended And Restated Memorandum And Articles Of Association or other organizational documents of the Company or any of its Subsidiaries, or any capital stock or other securities of the Company or any of its Subsidiaries, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including foreign, federal and state securities laws and regulations and the rules and regulations of The Nasdaq Capital Market, or any of the markets or exchanges on which the Class A Common Shares are primarily listed or quoted for trading (the “Principal Market”) and including all applicable foreign, federal, state laws, rules and regulations) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected except, with respect to clauses (ii) and (iii) above, for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect.

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(e) Consents. Except as disclosed in Schedule 3(e), neither the Company nor any Subsidiary is required to obtain any consent from, authorization or order of, or make any filing or registration with (other than (i) the filing of the Prospectus Supplement with the SEC pursuant to Rule 424(b) under the 1933 Act in connection with the offer and sale of the Purchased Shares pursuant to the Registration Statement, (ii) the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement with respect to the Warrant Shares, and (iii) any other filings as may be required by applicable securities laws and the filing of required notices and/or applications to the Principal Market for the issuance and sale of the securities hereby), any court, governmental agency (defined for purposes herein as, means any nation, state, county, city, town, village, district, or other political jurisdiction of any nature, federal, state, local, municipal, foreign, or other government, governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), multi-national organization or body; or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature or instrumentality of any of the foregoing, including any entity or enterprise owned or controlled by a government or a public international organization or any of the foregoing) or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of their respective obligations under or contemplated by the Transaction Documents, in each case, in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which the Company or any of its Subsidiaries is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the Closing Date (or in the case of filings detailed above, will be made timely after the Closing Date), and neither the Company nor any of its Subsidiaries is aware of any facts or circumstances which might prevent the Company or any of its Subsidiaries from obtaining or effecting any of the registration, application or filings contemplated by the Transaction Documents. The Company is not in violation of the listing requirements of the Principal Market and has no knowledge of any facts or circumstances which would reasonably lead to delisting or suspension of the Class A Common Shares in the foreseeable future. The issuance by the Company of the Securities shall not have the effect of delisting or suspending the Class A Common Shares from the Principal Market.

(f) Acknowledgment Regarding Buyer’s Purchase of Securities. The Company acknowledges and agrees that each Buyer is acting solely in the capacity of an arm’s length Buyer with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that no Buyer is (i) an officer or director of the Company or any of its Subsidiaries, (ii) an “affiliate” of the Company or any of its Subsidiaries (as defined in Rule 144) or (iii) to the knowledge of the Company, a “beneficial owner” of more than 10% of the Class A Common Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “1934 Act”)). The Company further acknowledges that no Buyer is acting as a financial advisor or fiduciary of the Company or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by a Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Buyer’s purchase of the Securities. The Company further represents to each Buyer that the Company’s decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

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(g) No Directed Selling Efforts. Neither the Company, nor any of its Subsidiaries or affiliates, nor any Person acting on its or their behalf, has engaged in any “directed selling efforts” (as defined in Rule 902(c) of Regulation S) in the United States in connection with the offer or sale of the Securities, and each of the foregoing agrees not to engage in any directed selling efforts in the United States with respect to the Securities. The Company shall be responsible for the payment of financial advisory fees or brokers’ commissions if any (other than for Persons engaged by any Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby, including, without limitation, financial advisory fees payable to any financial advisor (the “Financial Advisor”) in connection with the sale of the Securities. The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, attorney’s fees and out-of-pocket expenses) arising in connection with any such claim. The Company acknowledges that it has engaged a Financial Advisor for the provision of strategic advisory and consulting services in accordance with a financial advisory agreement with such Financial Advisor. Other than such agreement, neither the Company nor any of its Subsidiaries has engaged any placement agent or any other consultant or other agent in connection with the offer or sale of the Securities.

(h) No Integrated Offering. None of the Company, its Subsidiaries or any of their affiliates, nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Securities under the 1933 Act, whether through integration with prior offerings or otherwise, or cause this offering of the Securities to require approval of shareholders of the Company for purposes of the 1933 Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated for quotation. None of the Company, its Subsidiaries, their affiliates nor any Person acting on their behalf will take any action or steps that would require registration of the issuance of any of the Securities under the 1933 Act or cause the offering of any of the Securities to be integrated with other offerings of securities of the Company.

(i) Application of Takeover Protections; Rights Agreement. The Company and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, interested shareholder, business combination, poison pill (including, without limitation, any distribution under a rights agreement) or other similar anti-takeover provision under the Amended And Restated Memorandum And Articles Of Association or other organizational documents or the laws of the jurisdiction of its formation which is or could become applicable to any Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Company’s issuance of the Securities and any Buyer’s ownership of the Securities. The Company and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Class A Common Shares or a change in control of the Company or any of its Subsidiaries.

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(j) SEC Documents; Financial Statements. Since January 2, 2025, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act (all of the foregoing filed prior to the date hereof or prior to the Closing Date, and all exhibits and appendices included therein and financial statements, notes and schedules thereto (other than schedules or appendices to such documents permitted to be excluded therefrom) and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”). As of their respective filing dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act applicable to the Company and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective filing dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company and its Subsidiaries as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which will not be material, either individually or in the aggregate). No other information provided by or on behalf of the Company to any of the Buyers which is not included in the SEC Documents (including, without limitation, information referred to in Section 2(d) of this Agreement or in the disclosure schedules to this Agreement) contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made, not misleading. The Company is not currently contemplating to amend or restate any of the financial statements (including, without limitation, any notes or any letter of the independent accountants of the Company with respect thereto) included in the SEC Documents (the “Financial Statements”), nor is the Company currently aware of facts or circumstances which would require the Company to amend or restate any of the Financial Statements, in each case, in order for any of the Financials Statements to be in compliance with GAAP and the rules and regulations of the SEC except as disclosed in the Company’s SEC Documents. The Company has not been informed by its independent accountants that they recommend that the Company amend or restate any of the Financial Statements or that there is any need for the Company to amend or restate any of the Financial Statements.

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(k) Absence of Certain Changes. Since January 2, 2025, except as disclosed in the Company’s SEC Documents or as disclosed in Schedule 3(k)(i), there has been no material adverse change and no material adverse development in the business, assets, liabilities, properties, operations, condition (financial or otherwise), results of operations or prospects of the Company or any of its Subsidiaries. Since January 2, 2025, except as disclosed in the Company’s SEC Documents or as disclosed in Schedule 3(k)(ii), neither the Company nor any of its Subsidiaries has (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, in excess of $250,000 outside of the ordinary course of business or (iii) had capital expenditures, individually or in the aggregate, in excess of $250,000. Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, nor does the Company or any Subsidiary have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so. The Company and its Subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent (as defined below). For purposes of this Section 3(k), “Insolvent” means, (i) with respect to the Company and its Subsidiaries, on a consolidated basis, (A) the present fair saleable value of the Company’s and its Subsidiaries’ assets is less than the amount required to pay the Company’s and its Subsidiaries’ total Indebtedness (as defined below), (B) the Company and its Subsidiaries are unable to pay their debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured or (C) the Company and its Subsidiaries intend to incur or believe that they will incur debts that would be beyond their ability to pay as such debts mature; and (ii) with respect to the Company and each Subsidiary, individually, (A) the present fair saleable value of the Company’s or such Subsidiary’s (as the case may be) assets is less than the amount required to pay its respective total Indebtedness, (B) the Company or such Subsidiary (as the case may be) is unable to pay its respective debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured or (C) the Company or such Subsidiary (as the case may be) intends to incur or believes that it will incur debts that would be beyond its respective ability to pay as such debts mature. Neither the Company nor any of its Subsidiaries has engaged in any business or in any transaction, and is not about to engage in any business or in any transaction, for which the Company’s or such Subsidiary’s remaining assets constitute unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

(l) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is reasonably expected to exist or to occur with respect to the Company, its Subsidiaries or any of their respective businesses, properties, liabilities, prospects, operations (including results thereof) or condition (financial or otherwise), that would be required to be disclosed by the Company under applicable securities laws on Form 6-K or on a registration statement on Form F-1 filed with the SEC relating to an issuance and sale by the Company of its Class A Common Shares and which has not been publicly disclosed, could have a material adverse effect on any Buyer’s investment hereunder or could have a Material Adverse Effect.

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(m) Conduct of Business; Regulatory Permits. Neither the Company nor any of its Subsidiaries is in violation of any term of or in default under its Amended And Restated Memorandum And Articles Of Association, any certificate of designations, preferences or rights of any other outstanding series of preferred stock of the Company or any of its Subsidiaries or their organizational charter, certificate of formation or certificate of incorporation or bylaws, respectively. Neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except in all cases for possible violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and each of its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate foreign, federal or state regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit. There is no agreement, commitment, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a Material Adverse Effect on the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, except as disclosed in the Company’s SEC Documents, the Company is not in violation of any of the rules, regulations or requirements of the Principal Market and has no knowledge of any facts or circumstances that would reasonably lead to delisting or suspension of the Class A Common Shares by the Principal Market in the foreseeable future. For the two years preceding the date hereof, (i) the Class A Common Shares have been listed or designated for quotation on the Principal Market, (ii) trading in the Class A Common Shares have not been suspended by the SEC or the Principal Market and (iii) except as disclosed in the Company’s SEC Documents, the Company has received no communication, written or oral, from the SEC or the Principal Market regarding the suspension or delisting of the Class A Common Shares from the Principal Market.

(n) Foreign Corrupt Practices. Neither the Company, the Company’s subsidiary or any director, officer, agent, employee, nor any other person acting for or on behalf of the Company or the Company’s subsidiaries (individually and collectively, a “Company Affiliate”) have violated the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) or any other applicable anti-bribery or anti-corruption laws, nor has any Company Affiliate offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any officer, employee or any other person acting in an official capacity for any Governmental Entity to any political party or official thereof or to any candidate for political office (individually and collectively, a “Government Official”) or to any person under circumstances where such Company Affiliate knew or was aware of a high probability that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Government Official, for the purpose of: (i) (A) influencing any act or decision of such Government Official in his/her official capacity, (B) inducing such Government Official to do or omit to do any act in violation of his/her lawful duty, (C) securing any improper advantage, or (D) inducing such Government Official to influence or affect any act or decision of any Governmental Entity, (ii) or assisting the Company or its Subsidiaries in obtaining or retaining business for or with, or directing business to, the Company or its Subsidiaries.

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(o) Sarbanes-Oxley Act. The Company is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002, as amended, that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof to the extent applicable to the Company.

(p) Transactions With Affiliates. Except as disclosed in the Company’s SEC Documents or as described in Schedule (3)(p)(i), no employee, director, officer or major shareholder of the Company or its Subsidiaries, or, to the knowledge of the Company, any affiliate of any thereof, is (i) a party to any transaction with the Company or its Subsidiaries (including any contract, agreement or other arrangement providing for the furnishing of services by, or rental of real or personal property from, or otherwise requiring payments to, any such director, officer or shareholder or such affiliate or relative (other than for ordinary course services as employees, officers or directors of the Company or any of its Subsidiaries)) or (ii) the direct or indirect owner of an interest in any corporation, firm, association or business organization which is a competitor, supplier or customer of the Company or its Subsidiaries (except for a passive investment (direct or indirect) in less than 5% of the Class A Common Shares of a company whose securities are traded on or quoted through an Eligible Market (as defined in the Warrants)), nor does any such Person receive income from any source other than the Company or its Subsidiaries which relates to the business of the Company or its Subsidiaries or should properly accrue to the Company or its Subsidiaries. Except as disclosed in the Company’s SEC Documents or in Schedule (3)(p)(ii), no employee, officer, major shareholder or director of the Company or any of its Subsidiaries or member of his or her immediate family is indebted to the Company or its Subsidiaries, as the case may be, nor is the Company or any of its Subsidiaries indebted (or committed to make loans or extend or guarantee credit) to any of them, other than (i) for payment of salary or compensation for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company, and (iii) for other standard employee benefits made generally available to all employees or executives (including stock option agreements outstanding under any stock option plan approved by the Board of Directors of the Company).

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(q) Equity Capitalization. As of the date hereof, the Company is authorized to issue an unlimited number of Class A Common Shares, of which 6,515,886 are issued and outstanding, 4,225 shares are issuable pursuant to the Company’s stock option and purchase plans, and 24,403,107 shares are reserved for issuance pursuant to securities (other than the Warrants) exercisable or exchangeable for, or convertible into, Class A Common Shares, and no preferred shares. No Class A Common Shares are held in treasury. All of such outstanding shares are duly authorized and have been, or upon issuance will be, validly issued, fully paid and nonassessable. Of the Company’s issued and outstanding Class A Common Shares on the date hereof, 1,142 shares are owned by Persons who are “affiliates” (as defined in Rule 405 of the 1933 Act and calculated based on the assumption that only officers, directors and holders of at least 10% of the Company’s issued and outstanding Class A Common Shares are “affiliates” without conceding that any such Persons are “affiliates” for purposes of federal securities laws) of the Company or any of its Subsidiaries. To the Company’s knowledge, no Person owns 10% or more of the Company’s issued and outstanding Class A Common Shares (calculated based on the assumption that all convertible securities, whether or not presently exercisable or convertible, have been fully exercised or converted (as the case may be) taking account of any limitations on exercise or conversion (including “blockers”) contained therein without conceding that such identified Person is a 10% shareholder for purposes of federal securities laws). (i) Except as disclosed in the SEC Documents, none of the Company’s or any Subsidiary’s capital stock is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company or any Subsidiary; (ii) except as disclosed in the SEC Documents or in the Transaction Documents, there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company or any of its Subsidiaries; (iii) except as disclosed in the SEC Documents, in the Transaction Documents or in Schedule 3(q)(i), there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness of the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries is or may become bound; (iv) except as disclosed in the SEC Documents, there are no financing statements securing obligations in any amounts filed in connection with the Company or any of its Subsidiaries; (v) except as disclosed in the SEC Documents or in Schedule 3(q)(ii), there are no agreements or arrangements (other than pursuant to the Registration Rights Agreement) under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act; (vi) except as disclosed in the SEC Documents, there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries; (vii) except as disclosed in the SEC Documents, there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities; (viii) except as disclosed in the SEC Documents, neither the Company nor any Subsidiary has any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement; and (ix) neither the Company nor any of its Subsidiaries have any liabilities or obligations required to be disclosed in the SEC Documents which are not so disclosed in the SEC Documents, other than those incurred in the ordinary course of the Company’s or its Subsidiaries’ respective businesses and which, individually or in the aggregate, do not or could not have a Material Adverse Effect. True, correct and complete copies of the Company’s Memorandum And Articles Of Association, as amended and as in effect on the date hereof (the “Amended And Restated Memorandum And Articles Of Association”), and the terms of all securities convertible into, or exercisable or exchangeable for, Class A Common Shares and the material rights of the holders thereof in respect thereto have heretofore been filed as part of the SEC Documents.

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(r) Indebtedness and Other Contracts. Except as described in the SEC Documents, in the Transaction Documents or in Schedule 3(r), neither the Company nor any of its Subsidiaries, (i) has any outstanding Indebtedness (as defined below), (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument would reasonably be expected to result in a Material Adverse Effect, (iii) is in violation of any term of, or in default under, any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, (iv) has any financing statements securing obligations in any amounts filed in connection with the Company or any of its Subsidiaries or (v) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company’s officers, has or is expected to have a Material Adverse Effect. For purposes of this Agreement: (x) “Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “finance leases” in accordance with GAAP, consistently applied during the periods involved) (other than trade payables entered into in the ordinary course of business consistent with past practice), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, consistently applied for the periods covered thereby, is classified as a finance lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, claim, lien, tax, right of first refusal, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; and (y) “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, finance lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

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(s) Absence of Litigation. There is no action, suit, arbitration, proceeding, inquiry or investigation before or by the Principal Market, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, the Class A Common Shares or any of the Company’s Subsidiaries or any of the Company’s or its Subsidiaries’ officers or directors that would reasonably be expected to have a Material Adverse Effect, whether of a civil or criminal nature or otherwise, in their capacities as such, except as disclosed in the SEC Documents or as described in Schedule 3(s). Without limitation of the foregoing, there has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the SEC involving the Company, any of its Subsidiaries or any current or former director or officer of the Company or any of its Subsidiaries. The SEC has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company under the 1933 Act or the 1934 Act. After reasonable inquiry of its employees, the Company is not aware of any fact which might result in or form the basis for any such action, suit, arbitration, investigation, inquiry or other proceeding. Neither the Company nor any of its Subsidiaries is subject to any order, writ, judgment, injunction, decree, determination or award of any Governmental Entity.

(t) Reserved.

(u) Employee Relations. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union. The Company believes that its and its Subsidiaries’ relations with their respective employees are good. No executive officer (as defined in Rule 501(f) promulgated under the 1933 Act) or other key employee of the Company or any of its Subsidiaries has notified the Company or any such Subsidiary that such officer intends to leave the Company or any such Subsidiary or otherwise terminate such officer’s employment with the Company or any such Subsidiary. No executive officer or other key employee of the Company or any of its Subsidiaries is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer or other key employee (as the case may be) does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters. The Company and its Subsidiaries are in compliance with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(v) Real Property and Fixtures and Equipment. Each of the Company and its Subsidiaries holds good title to all real property, leases in real property, facilities or other interests in real property owned or held by the Company or any of its Subsidiaries (the “Real Property”) owned by the Company or any of its Subsidiaries (as applicable). The Real Property is free and clear of all Liens and is not subject to any rights of way, building use restrictions, exceptions, variances, reservations, or limitations of any nature except for (a) Liens for current taxes not yet due and (b) zoning laws and other land use restrictions that do not impair the present or anticipated use of the property subject thereto. Any Real Property held under lease by the Company or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company or any of its Subsidiaries. Each of the Company and its Subsidiaries (as applicable) has good title to, or a valid leasehold interest in, the tangible personal property, equipment, improvements, fixtures, and other personal property and appurtenances that are used by the Company or its Subsidiary in connection with the conduct of its business (the “Fixtures and Equipment”). The Fixtures and Equipment are structurally sound, are in good operating condition and repair, are adequate for the uses to which they are being put, are not in need of maintenance or repairs except for ordinary, routine maintenance and repairs and are sufficient for the conduct of the Company’s and/or its Subsidiaries’ businesses (as applicable) in the manner as conducted prior to the Closing. Each of the Company and its Subsidiaries owns all of its Fixtures and Equipment free and clear of all Liens except for (a) liens for current taxes not yet due and (b) zoning laws and other land use restrictions that do not impair the present or anticipated use of the property subject thereto.

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(w) Intellectual Property Rights. The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, original works of authorship, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights and all applications and registrations therefor (“Intellectual Property Rights”) necessary to conduct their respective businesses as now conducted and as presently proposed to be conducted. Except as disclosed in the SEC Documents, none of the Company’s or its Subsidiaries’ Intellectual Property Rights have expired, terminated or been abandoned, or are expected to expire, terminate or be abandoned, within three years from the date of this Agreement. The Company has no knowledge of any infringement by the Company or any of its Subsidiaries of Intellectual Property Rights of others. There is no claim, action or proceeding being made or brought, or to the knowledge of the Company or any of its Subsidiaries, being threatened, against the Company or any of its Subsidiaries regarding their Intellectual Property Rights. The Company is not aware of any facts or circumstances which might give rise to any of the foregoing infringements or claims, actions or proceedings. The Company and each of its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights.

(x) Environmental Laws. The Company and its Subsidiaries (A) are in compliance with all Environmental Laws (as defined below), (B) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (C) are in compliance with all terms and conditions of any such permit, license or approval except where, in each of the foregoing clauses (A), (B) and (C), the failure to so comply could not have a Material Adverse Effect. The term “Environmental Laws” means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder. No Hazardous Materials (A) have been disposed of or otherwise released from any Real Property of the Company or any of its Subsidiaries in violation of any Environmental Laws; or(B) are present on, over, beneath, in or upon any Real Property or any portion thereof in quantities that would constitute a violation of any Environmental Laws. No prior use by the Company or any of its Subsidiaries of any Real Property has occurred that violates any Environmental Laws, which violation would have a material adverse effect on the business of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries knows of any other person who or entity which has stored, treated, recycled, disposed of or otherwise located on any Real Property any Hazardous Materials, including, without limitation, such substances as asbestos and polychlorinated biphenyls. None of the Real Properties are on any federal or state “Superfund” list or Liability Information System (“CERCLIS”) list or any state environmental agency list of sites under consideration for CERCLIS, nor subject to any environmental related Liens.

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(y) Subsidiary Rights. The Company or one of its Subsidiaries has the right to vote, and (subject to limitations imposed by applicable law or the Subsidiaries charter documents) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.

(z) Tax Status. Except as disclosed in the SEC Documents, the Company and each of its Subsidiaries (i) has timely made or filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has timely paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. Except as disclosed in the SEC Documents, there are no unpaid taxes in any material amount claimed in writing to be due by the taxing authority of any jurisdiction, and according to the best knowledge of the officers of the Company and its Subsidiaries, there is no basis for any such claim. The Company is not operated in such a manner as to qualify as a passive foreign investment company, as defined in Section 1297 of the Code. The net operating loss carryforwards (“NOLs”) for United States federal income tax purposes of the consolidated group of which the Company is the common parent, if any, shall not be adversely effected by the transactions contemplated hereby.

(aa) Internal Accounting and Disclosure Controls. The Company and each of its Subsidiaries maintains internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the 1934 Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the 1934 Act) that are sufficient in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Company’s management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure. Except as disclosed in the SEC Documents, neither the Company nor any of its Subsidiaries has received any notice or correspondence from any accountant, Governmental Entity or other Person relating to any potential material weakness or significant deficiency in any part of the internal controls over financial reporting of the Company or any of its Subsidiaries.

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(bb) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Company or any of its Subsidiaries and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its 1934 Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.

(cc) Investment Company Status. Neither the Company nor any of its Subsidiaries is, and upon consummation of the sale of the Securities, and for so long as any Buyer holds any Securities, will not be, an “investment company,” an affiliate of an “investment company,” a company controlled by an “investment company” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company” as such terms are defined in the Investment Company Act of 1940, as amended.

(dd) Manipulation of Price. Neither the Company nor any of its Subsidiaries has, and, to the knowledge of the Company, no Person acting on their behalf has, directly or indirectly, (i) taken any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company or any of its Subsidiaries to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation in connection with this offering (other than the Financial Advisor), (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company or any of its Subsidiaries or (iv) paid or agreed to pay any Person for research services with respect to any securities of the Company or any of its Subsidiaries.

(ee) U.S. Real Property Holding Corporation. Neither the Company nor any of its Subsidiaries is, or has ever been, and so long as any of the Securities are held by any of the Buyers, shall become, a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company and each Subsidiary shall so certify upon any Buyer’s request.

(ff) Registration Statement; Shell Company Status. The Company has filed the Registration Statement (as defined in Recital A above) with the SEC, which has been declared effective by the SEC, and is eligible to offer and sell the Purchased Shares thereunder pursuant to the Prospectus Supplement. The Registration Statement, as of its effective date, and the Prospectus Supplement, as of its date of filing, complied in all material respects with the requirements of the 1933 Act and the rules and regulations thereunder, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. As of the date hereof, the Registration Statement remains effective and no stop order suspending its effectiveness has been issued by the SEC. The Company is eligible to register the Warrant Shares for resale by the Buyers using Form F-1 or Form F-3 promulgated under the 1933 Act pursuant to the Registration Rights Agreement. The Company is not, and has never been, an issuer identified in, or subject to, Rule 144(i). The aggregate offering price of the Purchased Shares sold pursuant to the Registration Statement does not exceed the amount available under the Registration Statement as of the date hereof.

(gg) Transfer Taxes. On the Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the issuance, sale and transfer of the Securities to be sold to each Buyer hereunder will be, or will have been, fully paid or provided for, and all laws imposing such taxes will be or will have been complied with.

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(hh) Bank Holding Company Act. Neither the Company nor any of its Subsidiaries or affiliates is subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Neither the Company nor any of its Subsidiaries or affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent (25%) or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its Subsidiaries or affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(ii) Compliance with Anti-Money Laundering Laws. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and all other applicable U.S. and non-U.S. Anti-Money Laundering Laws, and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(jj) No Conflicts with Sanctions Laws. Neither the Company nor any of its affiliates, nor any employee, agent or other person associated with or acting on behalf of the Company or any of its affiliates is, or is directly or indirectly owned or controlled by, a Blocked Persons; neither the Company, any of its affiliates, nor any employee, agent or other person associated with or acting on behalf of the Company or any of its Subsidiaries, is located, organized or resident in a Sanctioned Country; the Company maintains in effect and enforces policies and procedures designed to ensure compliance by the Company and its Subsidiaries with applicable Sanctions Laws; neither the Company, any of its affiliates, nor any employee, agent, or other person acting on behalf of the Company or any of its Subsidiaries, acting in any capacity in connection with the operations of the Company, conducts any business with or for the benefit of any Blocked Person or engages in making or receiving any contribution of funds, goods or services to, from or for the benefit of any Blocked Person, or deals in, or otherwise engages in any transaction relating to, any property or interests in property blocked or subject to blocking pursuant to any applicable Sanctions Laws; no action of the Company or any of its Subsidiaries in connection with (i) the execution, delivery and performance of this Agreement and the other Transaction Documents, (ii) the issuance and sale of the Securities, or (iii) the direct or indirect use of proceeds from the Securities or the consummation of any other transaction contemplated hereby or by the other Transaction Documents or the fulfillment of the terms hereof or thereof, will result in the proceeds of the transactions contemplated hereby and by the other Transaction Documents being used, or loaned, contributed or otherwise made available, directly or indirectly, to any Subsidiary, joint venture partner or other person or entity, for the purpose of (i) unlawfully funding or facilitating any activities of or business with any person that, at the time of such funding or facilitation, is the subject or target of Sanctions Laws, (ii) unlawfully funding or facilitating any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions Laws. For the past five (5) years, the Company and its Subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions Laws or with any Sanctioned Country.

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(kk) Anti-Bribery. Neither the Company nor any of the Subsidiaries has made any contribution or other payment to any official of, or candidate for, any federal, state or foreign office in violation of any law. Neither the Company, nor any of its Subsidiaries or affiliates, nor any director, officer, agent, employee or other person associated with or acting on behalf of the Company, or any of its Subsidiaries or affiliates, has (i) used any funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee, to any employee or agent of a private entity with which the Company does or seeks to do business or to foreign or domestic political parties or campaigns, (iii) violated or is in violation of any provision of any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any applicable provision of the FCPA, the U.K. Bribery Act 2010, or any other similar law of any other jurisdiction in which the Company operates its business, including, in each case, the rules and regulations thereunder (the “Anti-Bribery Laws”), (iv) taken, is currently taking or will take any action in furtherance of an offer, payment, gift or anything else of value, directly or indirectly, to any person while knowing that all or some portion of the money or value will be offered, given or promised to anyone to improperly influence official action, to obtain or retain business or otherwise to secure any improper advantage or (v) otherwise made any offer, bribe, rebate, payoff, influence payment, unlawful kickback or other unlawful payment; the Company and each of its respective Subsidiaries has instituted and has maintained, and will continue to maintain, policies and procedures reasonably designed to promote and achieve compliance with the laws referred to in (iii) above and with this representation and warranty; none of the Company, nor any of its Subsidiaries or affiliates will directly or indirectly use the proceeds of the convertible securities or lend, contribute or otherwise make available such proceeds to any subsidiary, affiliate, joint venture partner or other person or entity for the purpose of financing or facilitating any activity that would violate the laws and regulations referred to in (iii) above; there are, and have been, no allegations, investigations or inquiries with regard to a potential violation of any Anti-Bribery Laws by the Company, its Subsidiaries or affiliates, or any of their respective current or former directors, officers, employees, shareholders, representatives or agents, or other persons acting or purporting to act on their behalf.

(ll) No Additional Agreements. The Company does not have any agreement or understanding with any Buyer with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents.

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(mm) Disclosure. Except for discussions specifically regarding the offer and sale of the Securities, the Company confirms that neither it nor any other Person acting on its behalf has provided any of the Buyers or their agents or counsel with any information that it believes constitutes or could constitute material, non-public information concerning the Company or any of its Subsidiaries, other than the existence of the transactions contemplated by this Agreement and the other Transaction Documents. The Company understands and confirms that each of the Buyers will rely on the foregoing representations in effecting transactions in securities of the Company. All disclosure provided to the Buyers regarding the Company and its Subsidiaries, their businesses and the transactions contemplated hereby, including the schedules to this Agreement, furnished by or on behalf of the Company or any of its Subsidiaries is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. All of the written information furnished after the date hereof by or on behalf of the Company or any of its Subsidiaries to you pursuant to or in connection with this Agreement and the other Transaction Documents, taken as a whole, will be true and correct in all material respects as of the date on which such information is so provided and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. The press releases issued by the Company during the twelve (12) months preceding the date of this Agreement taken as a whole do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. All financial projections and forecasts that have been prepared by or on behalf of the Company or any of its Subsidiaries and made available to Buyers have been prepared in good faith based upon reasonable assumptions and represented, at the time each such financial projection or forecast was delivered to each Buyer, the Company’s best estimate of future financial performance (it being recognized that such financial projections or forecasts are not to be viewed as facts and that the actual results during the period or periods covered by any such financial projections or forecasts may differ from the projected or forecasted results).

(nn) Stock Option Plans. Each stock option granted by the Company was granted (i) in accordance with the terms of the applicable Company stock option plan and (ii) with an exercise price at least equal to the fair market value of the Class A Common Shares on the date such stock option would be considered granted under GAAP, consistently applied during the periods involved and applicable law. No stock option granted under the Company’s stock option plan has been backdated. The Company has not knowingly granted, and there is no and has been no Company policy or practice to knowingly grant, stock options prior to, or otherwise knowingly coordinate the grant of stock options with, the release or other public announcement of material information regarding the Company or its Subsidiaries or their financial results or prospects.

(oo) No Disagreements with Accountants and Lawyers. There are no material disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company and the Company is current with respect to any fees owed to its accountants and lawyers which could affect the Company’s ability to perform any of its obligations under any of the Transaction Documents.

(pp) [Reserved.]

(qq) [Reserved.]

(rr) Dilutive Effect. The Company acknowledges that its obligation to issue Warrant Shares pursuant to the terms of the Warrants in accordance with this Agreement and the Warrants is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

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(ss) Cybersecurity. (i)(x) To the best of the Company’s knowledge, there has been no security breach or other compromise of or relating to any of the Company’s or any Subsidiary’s information technology and computer systems, networks, hardware, software, data (including the data of its respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and (y) the Company and the Subsidiaries have not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data; (ii) the Company and the Subsidiaries are presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, individually or in the aggregate, have a Material Adverse Effect; and (iii) the Company and the Subsidiaries have implemented and maintained commercially reasonable safeguards to maintain and protect its material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data.

(tt) Compliance with Data Privacy Laws. The Company and the Subsidiaries are, and during the last three (3) years were, in material compliance with all applicable state, federal and foreign data privacy and security laws and regulations (collectively, “Privacy Laws”). Neither the Company nor the Subsidiaries (i) to the knowledge of the Company, has received written notice of actual or potential violation by the Company or the Subsidiaries of, any of the Privacy Laws; or (ii) is a party to any order, decree, or agreement by or with any court or arbitrator or governmental or regulatory authority that imposed any obligation or liability under any Privacy Law.

(uu) PRC Related Representations. Each of the Company and its Subsidiaries has complied, and has taken all steps to ensure compliance, in material respects, by each of its shareholders, directors and officers that is, or is directly or indirectly owned or controlled by, a PRC resident or citizen with any applicable rules and regulations of the relevant PRC government agencies in effect on the applicable Closing Date (including but not limited to the Ministry of Commerce, the National Development and Reform Commission, the China Securities Regulatory Commission (“CSRC”) and the State Administration of Foreign Exchange) (the “SAFE”) relating to overseas investment by PRC residents and citizens (the “PRC Overseas Investment and Listing Regulations”), including, requesting each such person that is, or is directly or indirectly owned or controlled by, a PRC resident or citizen to complete any registration and other procedures required under applicable PRC Overseas Investment and Listing Regulations (including any applicable rules and regulations of the SAFE). The Company is aware of and has been advised as to the content of the Provisions on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and any official clarifications, guidance, interpretations, implementation rules, revisions in connection with or related thereto in effect on the applicable Closing Date (the “PRC Mergers and Acquisitions Rules”) jointly promulgated by the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Tax Administration, the State Administration of Industry and Commerce, the CSRC and the State Administration of Foreign Exchange on August 8, 2006, including the provisions thereof which purport to require offshore special purpose entities formed for listing purposes and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of their securities on an overseas stock exchange. The issuance and sale of the Securities, the listing and trading of the Securities on and the consummation of the transactions contemplated by this Agreement and the other Transaction Documents (A) are not and will not be, as of the date hereof or at the applicable Closing Date, as the case may be, adversely affected by the PRC Mergers and Acquisitions Rules and (B) do not require the prior approval of the CSRC.

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(ww) No Immunity. None of the Company or its Subsidiaries or any of their respective properties, assets or revenues has any right of immunity, under the laws of Hong Kong, the PRC or the State of New York, from any legal action, suit or proceeding, the giving of any relief in any such legal action, suit or proceeding, set-off or counterclaim, the jurisdiction of any Hong Kong, the PRC, New York or United States federal court, service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement or the Representative’s Warrants; and, to the extent that the Company or any of its Subsidiaries or any of their respective properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, each of the Company and its Subsidiaries waives or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in this Agreement and the Representative’s Warrants.

(xx) Validity of Choice of Law. The choice of the laws of the State of New York as the governing law of this Agreement and the Transaction Documents is a valid choice of law under the laws of the British Virgin Islands and the PRC and will be honored by courts in the British Virgin Islands and the PRC. The Company has the power to submit, and pursuant to this Agreement and the other Transaction Documents, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each of the State of New York and United States Federal court sitting in New York County (each, a “New York Court”) and has validly and irrevocably waived any objection to the laying of venue of any suit, action or proceeding brought in any such court; and the Company has the power to designate, appoint and empower, and pursuant to this Agreement and the other Transaction Documents, has legally, validly, effectively and irrevocably designated, appointed and empowered, an authorized agent for service of process in any action arising out of or relating to this Agreement or the other Transaction Documents, or the offering of the Securities in any New York Court, and service of process effected on such authorized agent will be effective to confer valid personal jurisdiction over the Company as provided in this Agreement and the other Transaction Documents.

(yy) Enforceability of Judgment. Any final judgment for a fixed or readily calculable sum of money rendered by a New York Court having jurisdiction under its own domestic laws in respect of any suit, action or proceeding against the Company based upon this Agreement or the other Transaction Documents and any instruments or agreements entered into for the consummation of the transactions contemplated herein and therein would be declared enforceable against the Company, without re-examination or review of the merits of the cause of action in respect of which the original judgment was given or re-litigation of the matters adjudicated upon, by the courts of the British Virgin Islands and the PRC, provided that with respect to courts of the PRC, (A) adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard, (B) such judgments or the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the PRC, (C) such judgments were not obtained by fraudulent means and do not conflict with any other valid judgment in the same matter between the same parties and (D) an action between the same parties in the same matter is not pending in any PRC court at the time the lawsuit is instituted in a foreign court. The Company is not aware of any reason why the enforcement in the British Virgin Islands or the PRC of such a New York Court judgment would be, as of the date hereof, contrary to public policy of the British Virgin Islands or the PRC.

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(zz) Foreign Private Issuer. The Company is a “foreign private issuer” as defined in Rule 405 promulgated under the Securities Act.

4. COVENANTS.

(a) Best Efforts. Each party shall use its reasonable best efforts timely to satisfy each of the covenants and the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

(b) Registered Direct and Regulation S Compliance. With respect to the Purchased Shares, the Company agrees to (i) file the Prospectus Supplement with the SEC pursuant to Rule 424(b) under the 1933 Act within the time period required by Rule 424(b) under the 1933 Act, (ii) maintain the effectiveness of the Registration Statement, (iii) make all required filings with the SEC and the Principal Market in connection with the issuance and sale of the Purchased Shares, and (iv) comply in all material respects with all applicable requirements of the 1933 Act in connection with the offer and sale of the Purchased Shares pursuant to the Registration Statement. With respect to the Warrants and the Warrant Shares, the Company agrees to comply with all applicable requirements of Regulation S in connection with the offer and sale thereof, including, without limitation, ensuring that all offers and sales of the Warrants are made in “offshore transactions” (as defined in Regulation S) and that no “directed selling efforts” (as defined in Regulation S) are made in the United States. The Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities laws following the Closing Date.

(c) Reporting Status. Until the date on which the Investors (as defined in the Registration Rights Agreement) shall have sold all of the Purchased Shares and Warrant Shares and none of the Warrants are outstanding (the “Reporting Period”), the Company shall file all reports required to be filed with the SEC pursuant to the 1934 Act and shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would no longer require or otherwise permit such termination, and the Company shall take all actions necessary to maintain its eligibility to register the resale of the Purchased Shares and Warrant Shares by the Investors on Form F-3 or such other applicable form.

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(d) Use of Proceeds. The Company will use the proceeds from the sale of the Securities for general corporate purposes, but not, directly or indirectly, for (i) except as set forth on Schedule 4(d), the satisfaction of any indebtedness of the Company or any of its Subsidiaries, (ii) the redemption or repurchase of any securities of the Company or any of its Subsidiaries, or (iii) the settlement of any outstanding litigation.

(e) Financial Information. The Company agrees to send the following to each Investor (as defined in the Registration Rights Agreement) upon request during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, a copy of its Annual Reports on Form 20-F, periodic reports containing financial statements on Form 6-K, any Current Reports on Form 6-K (or any analogous reports under the 1934 Act) and any registration statements or amendments filed pursuant to the 1933 Act, (ii) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, or are available to the public on the Company’s website, copies of all press releases issued by the Company or any of its Subsidiaries and (iii) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, or are available to the public on the Company’s website, copies of any notices and other information made available or given to the shareholders of the Company generally, contemporaneously with the making available or giving thereof to the shareholders.

(f) Listing. The Company shall promptly secure the listing of all of the Registrable Securities (as defined in the Registration Rights Agreement) upon each national securities exchange and automated quotation system, if any, upon which the Class A Common Shares are then listed (subject to official notice of issuance) and shall maintain such listing of all Registrable Securities from time to time issuable under the terms of the Transaction Documents. The Company shall maintain the authorization for quotation of the Class A Common Shares on the Principal Market or any other Eligible Market (as defined in the Warrants). Neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Class A Common Shares on the Principal Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).

(g) Fees. The Company shall be responsible for the payment of any consulting fees, transfer agent fees, DTC (as defined below) fees, or broker’s commissions if any (other than for Persons engaged by any Buyer) relating to or arising out of the transactions contemplated hereby. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyers.

(h) Pledge of Securities. The Company acknowledges and agrees that the Securities may be pledged by an Investor in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Investor effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document, including, without limitation, Section 2(i) hereof; provided that an Investor and its pledgee shall be required to comply with the provisions of Section 2(i) hereof in order to effect a sale, transfer or assignment of Securities to such pledgee. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by an Investor.

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(i) Disclosure of Transactions and Other Material Information. On or before the Disclosure Time (as defined below), the Company shall (A) issue a press release disclosing all material terms of the transactions contemplated hereby and (B) file a Current Report on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching the material Transaction Documents (including, without limitation, this Agreement, the form of the Warrants, and the form of the Registration Rights Agreement as exhibits to such filing (including all attachments), the “6-K Filing”). From and after the earlier of the filing of the 6-K Filing or the issuance of the press release, no Buyer shall be in possession of any material, non-public information received from the Company, any of its Subsidiaries or any of their respective officers, directors, employees, affiliates or agents, that is not disclosed in the 6-K Filing. In addition, effective upon the filing of the 6-K Filing, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and any of the Buyers or any of their affiliates, on the other hand, shall terminate. The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees, affiliates and agents, not to, provide any Buyer with any material, non-public information regarding the Company or any of its Subsidiaries from and after the date hereof without the express prior written consent of such Buyer. Subject to the foregoing, neither the Company, its Subsidiaries nor any Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of any Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations.

(j) Corporate Existence. So long as any Buyer beneficially owns any Warrants, the Company shall maintain its corporate existence and shall not be party to any Fundamental Transaction (as defined in the Warrants) unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Warrants.

(k) Reservation of Shares. So long as any Buyer owns any Warrants, the Company shall take all action necessary to at all times after the date hereof have authorized, and reserved for the purpose of issuance, no less than the number of Class A Common Shares issuable upon exercise of the Warrants then outstanding (without taking into account any limitations on the exercise of the Warrants set forth in the Warrants).

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(l) Conduct of Business. The business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, including, without limitation, FCPA and other applicable Anti-Bribery Laws, OFAC regulations and other applicable Sanctions Laws, and Anti-Money Laundering Laws.

(i) Neither the Company, nor any of its Subsidiaries or affiliates, employees, or agents acting on behalf of the Company shall:

(a) conduct any business or engage in any transaction or dealing with or for the benefit of any Blocked Person, including the making or receiving of any contribution of funds, goods or services to, from or for the benefit of any Blocked Person;

(b) deal in, or otherwise engage in any transaction relating to, any property or interests in property blocked or subject to blocking pursuant to the applicable Sanctions Laws;

(c) use any of the proceeds of the transactions contemplated by this Agreement to finance, promote or otherwise support in any manner any illegal activity, including, without limitation, any Anti-Money Laundering Laws, Sanctions Laws, or Anti-Bribery Laws; or

(d) violate, attempt to violate, or engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, any of the Anti-Money Laundering Laws, Sanctions Laws, or Anti-Bribery Laws.

(ii) The Company shall ensure compliance by the Company and its Subsidiaries and their employees, agents and affiliates with the Sanctions Laws and Anti-Bribery Laws.

(iii) The Company will promptly notify the Buyers in writing if any of the Company, or any of its Subsidiaries or affiliates, employees, representatives or agents, shall become a Blocked Person, or become directly or indirectly owned or controlled by a Blocked Person.

(iv) The Company shall provide such information and documentation as the Buyers or any of their affiliates may require to satisfy compliance with the Anti-Money Laundering Laws, Sanctions Laws, or Anti-Bribery Laws.

(v) The covenants set forth above shall be ongoing. The Company shall promptly notify the Buyers in writing should it become aware (a) of any changes to these covenants, or (b) if it cannot comply with the covenants set forth herein. The Company shall also promptly notify the Buyers in writing should they become aware of an investigation, litigation or regulatory action relating to an alleged or potential violation of the Anti-Money Laundering Laws, Sanctions Laws, and Anti-Bribery Laws.

(m) Lock-Up. On or prior to the Closing Date, the Company shall have furnished to the Buyers a letter substantially in the form of Exhibit D hereto (the “Lock-Up Agreement”) from each executive officer, director and 10% shareholder of the Company addressed to the Company. The Company will use its reasonable best efforts to enforce the terms of each Lock-Up Agreement and will issue stop-transfer instructions to the transfer agent for the Class A Common Shares with respect to any transaction or contemplated transaction that would constitute a breach of or default under the applicable Lock-Up Agreement.

(n) [Reserved.]

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(o) FAST Compliance. While any Warrants are outstanding, the Company shall maintain a transfer agent that participates in the DTC Fast Automated Securities Transfer Program.

(p) Passive Foreign Investment Company. The Company shall conduct its business, and shall cause its Subsidiaries to conduct their respective businesses, in such a manner as will ensure that the Company will not be deemed to constitute a passive foreign investment company within the meaning of Section 1297 of the Code.

(q) Exercise Procedures. The form of Exercise Notice (as defined in the Warrants) included in the Warrants sets forth the totality of the procedures required of the Buyers in order to exercise the Warrants. No legal opinion or other information or instructions shall be required of the Buyers to exercise their Warrants. The Company shall honor exercises of the Warrants and shall deliver the Warrant Shares in accordance with the terms, conditions and time periods set forth in the Warrants. Without limiting the preceding sentences, no ink-original Exercise Notice shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Exercise Notice form be required in order to exercise the Warrants.

(r) No Directed Selling Efforts. None of the Company, any of its affiliates (as defined in Rule 501(b) under the 1933 Act) or any person acting on behalf of the Company or such affiliate will engage in any “directed selling efforts” (as defined in Rule 902(c) of Regulation S) in the United States with respect to the Securities, including: (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium or broadcast over television or radio that is directed at the United States market; and (ii) any seminar or meeting held in the United States or whose attendees have been invited by any directed selling efforts in the United States.

(s) Integration. None of the Company, any of its affiliates (as defined in Rule 501(b) under the 1933 Act), or any person acting on behalf of the Company or such affiliate will sell, offer for sale, or solicit offers to buy or otherwise negotiate in respect of any security (as defined in the 1933 Act) in a manner which would cause the offer and sale of the Securities pursuant to this Agreement to fail to qualify for the Regulation S exemption or to require the registration of the Securities under the 1933 Act, and the Company will take all action that is appropriate or necessary to assure that its other offerings of securities will not be integrated with the issuance of Securities contemplated hereby for purposes of the 1933 Act or the rules and regulations of the Principal Market.

5. REGISTER; TRANSFER AGENT INSTRUCTIONS.

(a) Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Warrants in which the Company shall record the name and address of the Person in whose name the Warrants have been issued (including the name and address of each transferee) and the number of Warrant Shares issuable upon exercise of the Warrants held by such Person. The Company shall keep the register open and available at all times during business hours for inspection of any Buyer or its legal representatives.

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(b) Transfer Agent Instructions. The Company shall issue irrevocable instructions to its transfer agent (the “Irrevocable Transfer Agent Instructions”) to issue certificates or credit shares to the applicable balance accounts at DTC, registered in the name of each Buyer or its respective nominee(s), for the Purchased Shares and the Warrant Shares issued at the Closing or upon exercise of the Warrants in such amounts as specified from time to time by each Buyer to the Company upon exercise of the Warrants. The Company warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(f) hereof, will be given by the Company to its transfer agent, and that the Securities shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the other Transaction Documents. If a Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(f), the Company shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves the Purchased Shares or the Warrant Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144, the transfer agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend. The Company shall cause its counsel to issue the legal opinion referred to in the Irrevocable Transfer Agent Instructions to the Company’s transfer agent on each Effective Date (as defined in the Registration Rights Agreement). Any fees (with respect to the transfer agent, counsel to the Company or otherwise) associated with the issuance of such opinion or the removal of any legends on any of the Securities shall be borne by the Company.

6. CONDITIONS TO THE COMPANY’S OBLIGATION TO SELL.

The obligation of the Company hereunder to issue and sell the Purchased Shares and the related Warrants to each Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

(i) Such Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.

(ii) Such Buyer shall have delivered to the Company the Purchase Price, for the Purchased Shares and the related Warrants being purchased by such Buyer at the Closing by (I) wire transfer of immediately available funds pursuant to the wire instructions provided by the Company, and/or (II) if the Purchase Price is to be paid in USDT, transfer of the Non-Cash Amount to the wallet address maintained by Hong Kong Binance Global Co., Limited in the name of EAG International Vantage Capitals Limited, a wholly owned subsidiary of the Company.

(iii) The representations and warranties of such Buyer shall be true and correct as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Closing Date.

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7. CONDITIONS TO EACH BUYER’S OBLIGATION TO PURCHASE.

The obligation of each Buyer hereunder to purchase the Purchased Shares and the related Warrants at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for each Buyer’s sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(i) The Company shall have duly executed and delivered to such Buyer (A) each of the Transaction Documents, (B) the Purchased Shares (allocated in such amounts as such Buyer shall request), being purchased by such Buyer at the Closing pursuant to this Agreement and (C) the related Warrants (allocated in such amounts as such Buyer shall request) being purchased by such Buyer at the Closing pursuant to this Agreement.

(ii) The Company shall have delivered to such Buyer a copy of the Irrevocable Transfer Agent Instructions to the Transfer Agent instructing the Transfer Agent to deliver, on an expedited basis, in book entry form a number of Purchased Shares equal to such Buyer’s Purchase Price divided by the per share Purchase Price, registered in the name of such Buyer.

(iii) The Company shall have delivered to such Buyer a certificate, executed by the Secretary of the Company and dated as of the Closing Date, as to the resolutions consistent with Section 3(b) as adopted by the Company’s Board of Directors in a form reasonably acceptable to the Buyer.

(iv) The representations and warranties of the Company shall be true and correct as of the date hereof and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date.

(v) The Company shall have delivered to each Buyer a Lock-Up Agreement in form and substance reasonably acceptable to the Buyer in favor of the Company executed and delivered by each executive officer and each director of the Company.

(vi) The Class A Common Shares (I) shall be designated for quotation or listed on the Principal Market and (II) shall not have been suspended, as of the Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Closing Date.

(vii) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities.

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(viii) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents and since the date of execution of this Agreement, no event or series of events shall have occurred that reasonably would have or result in a Material Adverse Effect.

8. TERMINATION. In the event that the Closing shall not have occurred with respect to a Buyer on or before five (5) Business Days from the date hereof due to the Company’s or such Buyer’s failure to satisfy the conditions set forth in Sections 6 and 7 above (and the nonbreaching party’s failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date by delivering a written notice to that effect to each other party to this Agreement and without liability of any party to any other party. As used herein, “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

9. MISCELLANEOUS.

(a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or under any of the other Transaction Documents or with any transaction contemplated hereby or thereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR UNDER ANY OTHER TRANSACTION DOCUMENT OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY.

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(b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

(c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(d) Severability. If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

(e) Entire Agreement; Amendments. This Agreement and the other Transaction Documents supersede all other prior oral or written agreements between the Buyers, the Company, their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement, the other Transaction Documents and the instruments referenced herein and therein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the holders of at least a majority of the aggregate amount of Securities issued and issuable hereunder and under the Warrants (without regard to any restriction or limitation on the exercise of the Warrants contained therein) (the “Required Holders”), and any amendment to this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on all Buyers and holders of Securities and the Company; provided that any proposed amendment or waiver that disproportionately, materially and adversely affects the rights and obligations of any Buyer relative to the comparable rights and obligations of the other Buyers shall require the prior written consent of such adversely affected Buyer. No provisions hereto may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No such amendment shall be effective to the extent that it applies to less than all of the Buyers or holders of the applicable Securities then outstanding. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration (other than the reimbursement of legal fees) also is offered to all of the parties to the Transaction Documents, holders of Purchased Shares or holders of the Warrants, as the case may be. The Company has not, directly or indirectly, made any agreements with any Buyers relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents. Without limiting the foregoing, the Company confirms that, except as set forth in this Agreement, no Buyer has made any commitment or promise or has any other obligation to provide any financing to the Company or otherwise.

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(f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement or any of the other Transaction Documents must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon delivery when sent by facsimile on or prior to 5:00 pm (New York time) on such date (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iii) one (1) Business Day after they are sent by facsimile after 5:00 pm (New York time) on a day (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iv) upon delivery when sent by electronic mail on or prior to 5:00 pm (New York time) on such date (provided that the sending party does not receive an automated rejection notice); (v) one (1) Business Day after they are sent by electronic mail after 5:00 pm (New York time) on such date (provided that the sending party does not receive an automated rejection notice); or (vi) one (1) Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses, facsimile numbers and e-mail addresses for such communications shall be:

If to the Company:

Tantech Holdings Ltd

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

People’s Republic of China

Attention: Zheyuan Liu

Email: tantech@tantech.cn

.

With a copy (for informational purposes only) to:

Kaufman & Canoles, P.C.

1021 E. Cary Street, Suite 1400

Two James Center

Richmond, VA 23219

Attention: Anthony W. Basch, Esq.

Yan (Natalie) Wang, Esq.

Email: tony.basch@kaufcan.com

natalie.wang@kaufcan.com

If to a Buyer, to its address, facsimile number and e-mail address set forth on the Schedule of Buyers, with copies to such Buyer’s representatives as set forth on the Schedule of Buyers, or to such other address, facsimile number and/or e-mail address and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) calendar days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine or e-mail containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

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(g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Purchased Shares or the Warrants. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Required Holders, including by way of a Fundamental Transaction (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Warrants). A Buyer may assign some or all of its rights hereunder without the consent of the Company, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights.

(h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except that each Indemnitee shall have the right to enforce the obligations of the Company with respect to Section 9(k).

(i) Survival. Unless this Agreement is terminated under Section 8, the representations and warranties of the Company and the Buyers contained in Sections 2 and 3, and the agreements and covenants set forth in Sections 4, 5 and 9 shall survive the Closing. Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

(j) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k) Indemnification.

(i) In consideration of each Buyer’s execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company’s other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Buyer, and all of such Buyer’s officers, directors, principals, partners, members, advisors and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”), as incurred and with such Indemnified Liabilities (as defined below) to be paid by the Company to the Indemnitees as soon as practicable after written demand by Indemnitees therefor to the Company, from and against any and all actions, causes of action, suits, claims (including causes of action, suits or claims asserted directly by or between an Indemnitee and the Company), losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, or (c) any action, cause of action, suit, claim, proceeding, investigation, subpoena or similar event brought or made against or involving, or served upon, such Indemnitee by a third party and arising out of or resulting from or related to the investment in the Securities, the transactions contemplated by the Transaction Documents or the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, except in the event that such cause of action, suit or claim is determined by a court of competent jurisdiction in a full and final resolution to be the sole result of the gross negligence, willful misconduct or fraud by any Buyer.

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(ii) A claim for indemnification for any matter not involving a Third Party Claim (as defined below) may be asserted by written notice to the party from whom indemnification is sought; provided, however, that failure to so notify the indemnitor hereunder (the “Indemnifying Party”) shall not preclude the Indemnitee from any indemnification that it may claim in accordance with this Section 9(k).

(iii) Promptly after the receipt by an Indemnitee of notice of any action, cause of action, suit, proceeding, claim, investigation, subpoena or similar event by a third party that an Indemnitee believes in good faith is an indemnifiable claim hereunder (each, a “Third Party Claim”), such Indemnitee shall deliver to the Indemnifying Party a written notice of such Third Party Claim (which notice shall include reasonable detail, to the extent then known, of the basis for the liability and the particular section of the Agreement breached and a copy of all papers served with respect to such Third Party Claim and any other reasonably necessary documents), and the Indemnifying Party shall have the right to request to participate in and, with the consent of the Indemnitee (such consent not to be unreasonably withheld, delayed, or conditioned), to assume control of the defense thereof with counsel selected by Indemnifying Party and reasonably satisfactory to the Indemnitee; provided, however, that an Indemnitee shall have the right to retain its own counsel with the fees and expenses of not more than one counsel for all such Indemnitees to be paid by the Indemnifying Party, if, in the reasonable opinion of counsel retained by the Indemnitee, the representation by such counsel of the Indemnitee and the Indemnifying Party would be inappropriate due to (i) actual conflicts of interests between such Indemnitee and the Indemnifying Party or (ii) the nature of such Third Party Claim. The Indemnitee shall reasonably cooperate with the Indemnifying Party in connection with any negotiation or defense of any such Third Party Claim by the Indemnifying Party and shall furnish to the Indemnifying Party all information reasonably requested by the Indemnifying Party which relates to such Third Party Claim. The Indemnifying Party shall keep the Indemnitee reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No Indemnifying Party shall be liable for any settlement of any action, claim or proceeding arising out of any Third Party Claim effected without its prior written consent, provided, however, that the Indemnifying Party shall not unreasonably withhold, delay or condition its consent. No Indemnifying Party shall, without the prior written consent of the Indemnitee, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnitee of a release from all liability in respect to such Third Party Claim and such settlement shall not include any admission as to fault on the part of the Indemnitee. Following indemnification as provided for hereunder, the Indemnifying Party shall be subrogated to all rights of the Indemnitee with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the Indemnifying Party within a reasonable time shall not relieve such Indemnifying Party of any liability to the Indemnitee under this Section 9(k). For the avoidance of doubt, the obligations of the Indemnitee contained in this Section 9(k)(iii) shall apply to Third Party Claims only, and shall not apply to direct claims by or between an Indemnitee and the Company.

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(iv) Notwithstanding any other provision of this Agreement, except in the case of fraud, no party shall be liable for any indirect (including lost profit), exemplary or punitive damages or any other damages to the extent not reasonably foreseeable arising out of or in connection with this Agreement or the transactions contemplated hereby (in each case, unless any such damages are awarded pursuant to a Third Party Claim).

(l) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(m) Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Buyer exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

(n) Independent Nature of Buyers’ Obligations and Rights. The obligations of each Buyer under any Transaction Document are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as, and the Company acknowledges that the Buyers do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group, and the Company shall not assert any such claim with respect to such obligations or the transactions contemplated by the Transaction Documents and the Company acknowledges that the Buyers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. The Company acknowledges and each Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose.

[Signature Page Follows]

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IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

COMPANY:

TANTECH HOLDINGS LTD.

By:
Name: Zheyuan Liu
Title: Chief Executive Officer

[Signature Page to Securities Purchase Agreement]

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IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYER:

By:
Name:
Title:

Subscription Amount:	$		(in US$)

	$		(in USDT)

Beneficial Ownership Blocker:		[☐ 4.99% or ☐ 9.99%]

[Signature Page to Securities Purchase Agreement]

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SCHEDULE OF BUYERS

(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)
Buyer	Address, Facsimile Number and E-mail	Number of Purchased Shares	Number of Series E Warrant Shares	Number of Series F Warrant Shares	Number of Pre-Funded Warrant Shares	Purchase Price	Legal Representative’s Address, Facsimile Number and E-mail
Xiaoying Wu	Flat A,17/F Tower 8B, Phase 6, Peak Avenue, Bel-Air on the Pea, mSouth jiklsland, HongKong, Lukinawu@yahoo.com.hk	666667	2000001	2000001	-	$200,000	Flat A,17/F Tower 8B, Phase 6, Peak Avenue, Bel-Air on the Pea, mSouth jiklsland, HongKong, Lukinawu@yahoo.com.hk
Jinzuan Cai	1/F 25 MING YUEN WESTERN ST NORTH POINT HONGKONG, peit15689@gmail.com	666667	2000001	2000001	-	$200,000	1/F 25 MING YUEN WESTERN ST NORTH POINT HONGKONG, peit15689@gmail.com
Cheungto Lo	9 TONG CHUN ST, THE GRANDIOSE, TOWER 3, 21/F FLAT B, yukifan2025hk@163.com	666667	2000001	2000001	-	$200,000	9 TONG CHUN ST, THE GRANDIOSE, TOWER 3, 21/F FLAT B, yukifan2025hk@163.com
Shiyong Zhuang	Flat 31 Floor 5 Block C, Metropole building, NORTH POINT, EASTERN, HONGKONG, jinbaoli2025@163.com	666667	2000001	2000001	-	$200,000	Flat 31 Floor 5 Block C, Metropole building, NORTH POINT, EASTERN, HONGKONG, jinbaoli2025@163.com
Yan Tao	RM202, Unit 1, Building 3, Guiyun Community, Xikou Town, Longyou County, Quzhou City, Zhejiang, China 324400, taoyan0729@gmail.com	666667	2000001	2000001	-	$200,000	RM202, Unit 1, Building 3, Guiyun Community, Xikou Town, Longyou County, Quzhou City, Zhejiang, China 324400, taoyan0729@gmail.com
Xin Tao	8-1704, YueJiang Yuan, No.199 JinTai Road, KaiFu District, Changsha, Hunan, China 410000, taoxiny@gmail.com	666667	2000001	2000001	-	$200,000	8-1704, YueJiang Yuan, No.199 JinTai Road, KaiFu District, Changsha, Hunan, China 410000, taoxiny@gmail.com
Baocheng Su	Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Kowloon, Hong Kong, subaocheng94@gmail.com	666667	2000001	2000001	-	$200,000	Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Kowloon, Hong Kong, subaocheng94@gmail.com
Taotao Jiang	Flat B 69/F, Diamond Sky, Cullinan II 1 Austin Road West Tsim Sha Tsui Kowloon Hong Kong, jiangtao199696@gmail.com	666667	2000001	2000001	-	$200,000	Flat B 69/F, Diamond Sky, Cullinan II 1 Austin Road West Tsim Sha Tsui Kowloon Hong Kong, jiangtao199696@gmail.com
Lanlan Peng	RM1115, Jinmao Commercial Building, Meixihu Street, Yuelu District, Changsha, Hunan China 410000, lanlanpeng2024@gmail.com	666667	2000001	2000001	-	$200,000	RM1115, Jinmao Commercial Building, Meixihu Street, Yuelu District, Changsha, Hunan China 410000, lanlanpeng2024@gmail.com
Jing Wang	Flat H, 18/F, Tower 2B, Seanorama, 1 Choi Sha Street, Ma On Shan, New Territories, HongKong, wang60667199@gmail.com	583334	1750002	1750002	-	$175,000	Flat H, 18/F, Tower 2B, Seanorama, 1 Choi Sha Street, Ma On Shan, New Territories, HongKong, wang60667199@gmail.com
Yiuhang Wong	Flat 2 8/F Block J, Hung Hom Bay Centre, Hung Hom, Kowloon, Hong Kong, lolowong148@gmail.com	583334	1750002	1750002	-	$175,000	Flat 2 8/F Block J, Hung Hom Bay Centre, Hung Hom, Kowloon, Hong Kong, lolowong148@gmail.com

TOTAL		7,166,671	21,500,013	21,500,013	-	$2,150,000.00

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EXHIBITS

Exhibit A	Form of Series E Warrants
Exhibit B	Form of Series F Warrants
Exhibit C	Form of Registration Rights Agreement
Exhibit D	Form of Lock-Up Agreement
Exhibit E	Investor Suitability Questionnaire

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Exhibit E

INVESTOR SUITABILITY QUESTIONNAIRE

FOR NON-U.S. INVESTORS AS DEFINED IN RULE 902 OF REGULATION S

CONFIDENTIAL

Tantech Holdings Ltd (the “Company”) will use the responses to this questionnaire to qualify prospective investors for purposes of federal and state securities laws.

Please complete, sign, date and return one copy of this questionnaire as soon as possible, via email, to:

Tantech Holdings Ltd

10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000,

People’s Republic of China

Attn: Zheyuan Liu, CEO

tantech@tantech.cn

Name:

(EXACT NAME AS IT SHOULD APPEAR ON SECURITIES)

1.	Please indicate the country in which you maintain your principal residence and how long you have maintained your principal residence in that country.

Country:

Duration:

Address:

Email Address:

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I. INDIVIDUAL INVESTORS:

(Investors other than individuals should turn to Part II)

INITIAL EACH BOX TRUE OR FALSE OR COMPLETE, AS APPROPRIATE

Disclosure of Foreign Citizenship.

1.	______ ________ True False	You are a citizen of a country other than the United States.

2.	_________________	If the answer to the preceding question is true, specify the country of which you are a citizen.

Verification of Status as a Non-”U.S. Person” under Regulation S.

3.	______ ________ True False	You are a natural person resident in the United States.

PLEASE PROVIDE COPIES OF THE IDENTIFICATION DOCUMENTS ISSUED BY THE COUNTRY OF WHICH YOU ARE A CITIZEN.

PLEASE TURN TO PART III AND SIGN AND DATE THIS QUESTIONNAIRE

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II. NON-INDIVIDUAL INVESTORS:*

(Please answer Part II only if the purchase is proposed to be undertaken by a corporation, partnership, trust or other entity)

•	If the investment will be made by more than one affiliated entity, please complete a copy of this questionnaire for EACH entity.

•	PLEASE PROVIDE COPIES OF THE FORMATION DOCUMENTS ISSUED BY THE COUNTRY IN WHICH YOU WERE FORMED.

INITIAL EACH BOX TRUE OR FALSE

Disclosure of Foreign Ownership.

1.	_____ _________ True False	You are an entity organized under the laws of a jurisdiction other than those of the United States or any state, territory or possession of the United States (a “Foreign Entity”).

2.	_____ _________ True False

You are a corporation of which, in the aggregate, more than one-fourth of the capital stock is owned of record or voted by Foreign Citizens, Foreign Entities, Foreign Corporations (as defined below) or Foreign partnerships (as defined below) (a “Foreign Corporation”)

3.	_____ _________ True False

You are a general or limited partnership of which any general or limited partner is a Foreign Citizen, Foreign Entity, Foreign Government, Foreign Corporation or Foreign Partnership (as defined below) (a “Foreign Partnership”)

4.	_____ _________ True False	You are a representative of, or entity controlled by, any of the entities listed in items 1 through 3 above.

              Verification of Status as a Non-”U.S. Person” under Regulation S.

1.	_____ _________ True False	You are a partnership or corporation organized or incorporated under the laws of the United States.

2.	_____ _________ True False

You are an estate of which any executor or administrator is a U.S. Person. If the preceding sentence is true, but the executor or administrator who is a U.S. Person is a professional fiduciary and (i) there is another executor or administrator who is a non-U.S. Person who has shared or sole investment discretion with respect to the assets of the estate; and (ii) the estate is governed by foreign law, you may answer “False.”

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3.	_____ _________ True False

You are a trust of which any trustee is a U.S. Person. If the preceding sentence is true, but the trustee who is a U.S. Person is a professional fiduciary and (i) there is another trustee who is a non-U.S. Person who has shared or sole investment discretion with respect to the trust assets; and (ii) no beneficiary of the trust is a U.S. Person, you may answer “False.”

4.	_____ _________ True False	You are an agency or branch of a foreign entity located in the United States.

5.	_____ _________ True False	You are a non-discretionary or similar account (other than an estate or trust) held by a dealer or fiduciary for the benefit or account of a U.S. Person.

6.	_____ _________ True False

You are a discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized or incorporated, or (if an individual) resident in the United States. If the preceding sentence is true, but such account is held by a dealer or other professional fiduciary organized or incorporated, or resident in the United States for the benefit or account of a non-U.S. Person, you may answer “False.”

7.	_____ _________ True False

You are a partnership or corporation that was organized under the laws of any foreign jurisdiction by a U.S. Person principally for the purpose of investing in securities not registered under the Securities Act not organized or incorporated. If the preceding sentence is true, but you were organized or incorporated and are owned by accredited investors (as defined in rule 501(a) of Regulation D) who are not natural persons, estates or trusts, you may answer “False.”

8.	_____ _________ True False	You are an employee benefit plan established and administered in accordance with the law and customary practices and documentation of a country other than the United States.

9.	_____ _________ True False

You are an agency or branch of a U.S. Person located outside the United States that is (i) operated for valid business reasons; (ii) engaged in the business of insurance or banking; and (iii) subject to substantive insurance or banking regulation, respectively, where located.

10.	_____ _________ True False

You are the International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations, or one of their agencies, affiliates or pension plans.

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III. SIGNATURE

You agree that the Company may disclose this questionnaire to such parties as the Company deems appropriate to establish the availability of exemptions from registration under federal and state securities laws. You represent that the information furnished in this questionnaire is true, complete and correct and you acknowledge that the Company and its counsel are relying on the truth and accuracy of such information to comply with federal and state securities laws. You agree to notify the Company promptly of any changes in the foregoing information that may occur prior to the investment.

FOR INDIVIDUALS:

(Signature)

Date:

FOR ENTITIES:

Name of Entity

(Signature)

Name of Signing Party

Title of Signing Party

Date:

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